EXHIBIT 12.0

STATEMENT RE: RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(dollars in thousands)	2006	2005	2004
Including Interest on Deposits:
Earnings before income taxes	$348,714	$444,714	$531,968
Combined fixed charges:
Interest expense on deposits	383,373	202,823	90,389
Interest expense on borrowings	463,761	380,828	300,513
Appropriate portion (1/3) of rent expenses	6,940	5,370	4,565

Total fixed charges	$854,074	$589,021	$395,467

Earnings before income taxes and fixed charges	$1,202,788	$1,033,735	$927,435

Ratio of earnings to fixed charges	1.41 x	1.76 x	2.35 x

Excluding Interest on Deposits:
Earnings before income taxes	$348,714	$444,714	$531,968
Combined fixed charges:
Interest expense on borrowings	463,761	380,828	300,513
Appropriate portion (1/3) of rent expenses	6,940	5,370	4,565

Total fixed charges	$470,701	$386,198	$305,078

Earnings before income taxes and fixed charges	$819,415	$830,912	$837,046

Ratio of earnings to fixed charges	1.74 x	2.15 x	2.74 x